

Chris Ybarra • You
Founder & CEO, Aivana | AI Visionary | Building the Next Era of AI-Po...
5d • Edited •

Aivana is now Open for Investors! 🚀

📌 Reserve your spot here: https://lnkd.in/e6yDQu8Q ✅

Our Beta is live, and we're raising up to $800K to scale our team and accelerate our go-to-market.

Exclusive $100K Family & Friends allocation includes:
✅ 10% discount on your investment
✅ First access to early-bird perks before we open to the public
✅ No funds collected during reservation — quick & risk-free

We chose a community raise because Aivana's mission is to help everyday people excel with AI. It only makes sense to let our community share in the potential upside.

If Aivana wins, you win. It's that simple.

Not ready to invest? Sharing this post or sending the link to someone who might be interested is just as impactful — and it doesn't go unnoticed.

Disclaimer-https://lnkd.in/eWEQh-tf ✅

#AI #startup #fundraising #crowdfunding #wefunder #Aivana


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Invest in Aivana, Inc.: The Google and Amazon for AI Tools!
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